EXHIBIT 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2008	2007	2006	2005	2004

Earnings:
Income (Loss) from continuing operations before income taxes	$1,457	$1,297	$1,171	$(266)	$869
Adjustment to exclude equity in net income of and dividends from equity investees	(17)	(17)	(15)	(4)	(1)
Fixed charges	198	141	133	159	158
Amortization of capitalized interest	4	3	2	1	—
Less: Interest Capitalized	(3)	(3)	(4)	(6)	(4)

Earnings as adjusted	$1,639	$1,421	$1,287	$(116)	$1,022

Fixed charges:
Interest expense (a)	$142	$99	$94	$118	$120
Capitalized interest	3	3	4	6	4
Portion of rental expense representative of the interest factor (b)	53	39	35	35	34

Total fixed charges	$198	$141	$133	$159	$158

Ratio:
Ratio of earnings to fixed charges	8.3	10.1	9.7	(d )	6.5

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.

(c)	Interest accrued on uncertain tax positions as a result of the implementation of FIN 48 is excluded from Interest expense in the computation of Fixed charges.

(d)	Earnings for the year ended March 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $276 million for the ratio of earnings to fixed charges.